UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30091 / May 31, 2012

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| | |
|---|---|
| In the Matter of | : |
| | : |
| SK Private Investment Fund 1998 LLC | : |
| Project Capital 2004 Investment Fund LLC | : |
| Project Capital 2006 Investment Fund LLC | : |
| Project Capital 2008 Investment Fund LLC | : |
| Skadden, Arps, Slate, Meagher & Flom LLP | : |
| Four Times Square | : |
| New York, NY  10036 | : |
| | : |
| (813-194) | : |
| | : |

_____

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

SK Private Investment Fund 1998 LLC, Project Capital 2004 Investment Fund LLC, Project Capital 2006 Investment Fund LLC, and Project Capital 2008 Investment Fund LLC, and Skadden, Arps, Slate, Meagher & Flom LLP filed an application on June 5, 1998 and amendments to the application on February 18, 1999, April 2, 1999, August 30, 2000, February 1, 2005, May 18, 2009, November 17, 2009, October 25, 2010, November 18, 2011, March 20, 2012, and May 3, 2012, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations").  With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.  The order exempts certain limited liability companies formed for the benefit of eligible employees of Skadden, Arps, Slate, Meagher & Flom LLP and its affiliates from certain provisions of the Act.  Each limited liability company will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

On May 4, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30060).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by SK Private Investment Fund 1998 LLC, Project Capital 2004 Investment Fund LLC, Project Capital 2006 Investment Fund LLC, and Project Capital 2008 Investment Fund LLC, and Skadden, Arps, Slate, Meagher & Flom LLP (File No. 813-194), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary